June 23, 2006

Mail Stop 4561

By U.S. Mail and Facsimile to (412) 234-7525

Mr. Michael A. Bryson
Chief Financial Officer
Mellon Financial Corporation
One Mellon Center
Pittsburgh, Pennsylvania 15258

> Re: **Mellon Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 3, 2006**
> **File No. 001-07410**

Dear Mr. Bryson:

We have reviewed your filing and have the following comments. We have limited our review to only the issues raised in our comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Corporate Risk Management
Interest Rate Sensitivity Analysis – Fair value hedges, page 47

1. We note your disclosure that you use interest rate swaps designated as fair value hedges to alter the interest rate sensitivity of your long-term debt, junior subordinated debentures and deposit liabilities. You state on page 47 that you did

Michael A. Bryson
Mellon Financial Corporation
June 23, 2006
Page 2

not record any hedge ineffectiveness during any of the periods presented. Please address the following regarding those disclosures:

- Please tell us and disclose in future filings the method used to assess hedge effectiveness. Clearly specify if you are using the shortcut method or matched terms to assess hedge effectiveness.

- Tell us how you determined that the criteria in paragraph 65 (matched terms) or 68 (shortcut) of SFAS 133 have been met for each hedging relationship.

- Specifically tell us how you considered the interest deferral feature in your junior subordinated debentures in your assessment of hedge effectiveness.

Critical Accounting Policies –Venture capital investments – page 55

2. We note that you carry your venture capital investments at fair value and recognize changes in fair value as equity investment revenue. Please address the following with respect to your accounting for such investments:

- More clearly tell us the types of investments that you consider to be "venture capital investments;"

- Tell us the authoritative literature upon which you relied in determining that such investments should be recorded at fair value;

- Tell us the authoritative literature upon which you relied in determining that changes in estimated fair values should be recognized in current period earnings (as equity investment revenue); and

- If you are applying the guidance in the AICPA Investment Company Guide, tell us how you determined you are included in the scope of the guide.

Financial Statements and Notes

Note 1 – Accounting policies
Change in Reporting Classifications, page 77

3. We note that you began recording mutual fund distribution and service fees earned and paid on a gross basis in 2005, and that previously the net amounts of these revenue/expenses were recorded in fee revenue. Please tell us whether you believe that your prior accounting for distribution and service fees on a net basis was an error and, if so, why you have not provided the disclosures concerning the correction of an error required by APB 20.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response indicating your intent to provide the requested disclosures in future filings. Please provide us drafts of your proposed revisions, where applicable, and any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Connell at (202) 551-3426 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief